Exhibit 99.1

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

April 10, 2013

Dear Shareholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2013 Annual General Meeting of GasLog Ltd. The meeting will be held at:

Place:	Our principal executive offices, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco
Date:	Tuesday, May 14, 2013
Time:	2:00 p.m. (Monaco time)

The Notice of the 2013 Annual General Meeting and Proxy Statement describe the items to be considered by the shareholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2013 Annual General Meeting will be:

1.	To elect eight Directors to each hold office until the annual general meeting in 2014 or until his successor has been elected or appointed;

2.

To appoint Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our independent auditors for the fiscal year ending December 31, 2013, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.	To transact such other business as may properly come before the 2013 Annual General Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., as our independent auditors.

We understand that many of our shareholders may be unable to attend the meeting in person. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Peter G. Livanos Chairman

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

NOTICE OF 2013 ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, MAY 14, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of GasLog Ltd., a Bermuda exempted company (the “Company”), will be held at 2:00 p.m. Monaco local time, on Tuesday, May 14, 2013 at our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco for the following purposes:

1.	To elect eight Directors to each hold office until the annual general meeting in 2014 or until his successor has been elected or appointed;

2.

To approve the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as our independent auditors for the fiscal year ending December 31, 2013, and to authorize the Board of Directors of GasLog Ltd., acting through the audit and risk committee, to determine the independent auditor fee; and

3.	To transact such other business as may properly come before the 2013 Annual General Meeting and any adjournments or postponements thereof.

Only holders of record of our common shares, par value $0.01 per share, at the close of business on Monday, April 8, 2013 will be entitled to receive notice of, and to vote at, the 2013 Annual General Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2013 Annual General Meeting. Whether or not you expect to attend the 2013 Annual General Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2013 Annual General Meeting. We look forward to seeing you.

For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2013. The Annual Report can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

April 10, 2013	By Order of the Board of Directors

Line Køhler Ljungdahl Head of Legal Monaco

This notice of the 2013 Annual General Meeting and proxy statement and form of proxy are being distributed on or about April 10, 2013.

GASLOG LTD.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

PROXY STATEMENT FOR
2013 ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, MAY 14, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Ltd., a Bermuda exempted company (the “Company”), for use at the 2013 Annual General Meeting to be held at 2:00 p.m. Monaco local time, on Tuesday, May 14, 2013 at the Company’s principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about April 10, 2013 to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 8, 2013, (the “Record Date”), the Company had issued and outstanding 62,863,166 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Holders of greater than 50% of the total issued voting shares of the Company which are present in person or represented by proxy shall constitute a quorum for the transaction of business at the Meeting. The Common Shares represented by any proxy in the enclosed form, or any other form meeting the requirements of Bermuda law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2013 Annual General Meeting. As of the Record Date, entities controlled by members of the Livanos family, including our Chairman, and members of the Radziwill family may be deemed to beneficially own, collectively, directly or indirectly, approximately 51.23% of our issued and outstanding Common Shares.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOG”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Head of Legal of the Company at the Company’s principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has eight directors. As provided in the Company’s Bye-laws, each director is elected to serve until the next annual general meeting or until his or her successor has been elected or appointed. The Board has nominated each of the nominees listed below for re-election as a Director for a term expiring at the 2014 annual general meeting or until his successor has been elected or appointed.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The Director nominees shall be elected by a majority of the votes cast at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a Director until the next annual general meeting or until his successor has been elected or appointed.

Name	Age	Position	Term Expires	Director Since
Peter G. Livanos(1)(2)	54	Chairman and Director	2014	2003
Philip Radziwill(3)	32	Vice Chairman and Director	2014	2011
Bruce L. Blythe(1)(3)	68	Director	2014	2011
Paul J. Collins(3)(4)	76	Director	2014	2011
William M. Friedrich(1)(2)(4)	64	Director	2014	2011
Julian Metherell(3)(4)	49	Director	2014	2011
Anthony S. Papadimitriou(2)	57	Director	2014	2011
Robert D. Somerville(1)(2)(4)	69	Director	2014	2011

(1)	Member of corporate governance and nominating committee.

(2)	Member of health, safety, security and environmental committee.

(3)	Member of compensation committee.

(4)	Member of audit and risk committee.

Additional Information Concerning the Nominees for Election

Peter G. Livanos is our Chairman and a member of our Board. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001. He has served as our Chairman since the Company was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos serves as the vice chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, our Vice Chairman and a member of our Board.

Philip Radziwill is our Vice Chairman and a member of our Board. Mr. Radziwill has been a director since October 2011 and he became our Vice Chairman in January 2012. In 2013 Mr. Radziwill stepped back from his executive position in the Company but maintains his support of the Company’s management through his position on our Board. Mr. Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of the Radziwill family, including the family’s investment in the Company. From 2006 to 2009, Mr. Radziwill was employed in the equity group at Moore Capital Management LLC, a private investment management firm based in New York, where he focused on a long/short equity strategy within the energy industry. Prior to joining Moore Capital Management, Mr. Radziwill was employed as an investment banker at Goldman, Sachs & Co. within the Industrial & Natural Resources group. Mr. Radziwill is a graduate of Brown University. He is the first cousin of Peter G. Livanos, our Chairman.

Bruce L. Blythe has been a member of our Board since October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor on finance and strategy to the chairman and chief executive officer of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe is a director of Halcyon Days (London) Ltd., a private consumer products company. He also serves as a director of Ceres Shipping, our controlling shareholder. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from Pennsylvania State University.

Paul J. Collins has been a member of our Board since October 2011. Mr. Collins retired as vice chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 1998, Mr. Collins served as a director of Citicorp and its principal subsidiary Citibank; from 1988 to 1998 he served as vice chairman of those entities. Mr. Collins currently serves as a trustee of the University of Wisconsin Foundation and The Glyndebourne Arts Trust. He is also a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a private equity firm. He was previously a director of Kimberly-Clark Corporation, Nokia Corporation, BG Group and Enstar Group and a member of the Supervisory Board of Actis Capital LLP. Mr. Collins is a graduate of the University of Wisconsin and holds an M.B.A. from the Harvard Business School.

William M. Friedrich has been a member of our Board since October 2011 and currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group plc. Mr. Friedrich held several senior executive positions during his 14-year tenure at BG Group, including serving as executive director and deputy chief executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. Mr. Friedrich serves as a director of Mountain Lake Community Service Inc., a non-profit charitable organization. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Julian Metherell has been a member of our Board since October 2011. Mr. Metherell is the chief financial officer of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell also serves as a director of Genel Energy plc. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our Board since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1992. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Robert D. Somerville has been a member of our Board since November 2011. Mr. Somerville is the chairman of the American Bureau of Shipping, or “ABS”, the second-largest marine classification society in the world. Mr. Somerville has been employed at ABS for over 30 years, and from 2004 until April 2011 he served as the company’s chairman and chief executive officer. Mr. Somerville currently serves as a member of the board of trustees of ABS and as a member of the board of directors of Maine Maritime Academy. Mr. Somerville is a graduate of Maine Maritime Academy, where he received a B.Sc. degree in Marine Engineering. He has also received honorary degrees from the Webb Institute in New York and Maine Maritime Academy.

Board Leadership Structure

Our board leadership structure consists of our Chairman, the senior independent director and the chairmen of our board committees. Our operational management is headed by our Chief Executive Officer (“CEO”). The Board does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to shareholders.

Peter G. Livanos, our Chairman, also served as our CEO until January 2013, when the roles were split with Mr. Livanos continuing as Chairman and Paul Wogan taking over the role of CEO. Mr. Livanos, as Chairman, will continue to assist our CEO in driving the Company’s business strategy. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Company, which includes decisions relating to the Company’s general management and control of its affairs and business and works with our board in developing our business strategy. Mr. Radziwill, our Vice Chairman, assists our Chairman and our CEO in driving the Company’s business strategy. Finally, William M. Friedrich, who serves as our senior independent director, acts as a liaison to facilitate communication between independent directors and our Chairman to ensure that the Board of Directors functions in an effective manner.

Independence

The following directors have been determined by our Board to be independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”): Paul J. Collins, William M. Friedrich, Julian Metherell, Anthony S. Papadimitriou and Robert D. Somerville.

Compensation of Directors

Our directors receive:

•	an annual fee of $100,000;

•	an additional annual fee of $20,000 to the senior independent director;

•

additional annual fees of $100,000 to the Chairman of the Board, $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee; and

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees).

The Board may determine that a portion of the above fees will be paid in shares rather than cash.

We did not pay our directors prior to January 1, 2012. However, in respect of our directors’ service during the year ended December 31, 2011, each of our directors received fees amounting to 50% of the annual fees described above. Such fees were paid in cash in the first quarter of 2012.

In addition, our directors receive reimbursement for their out-of-pocket expenses including travel costs and other short-term benefits. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

Compensation of Senior Management

In 2012, Peter G. Livanos, our Chairman, received a nominal salary of €1 in his capacity as Chief Executive Officer. For our other executive officers, compensation for 2012 consisted generally of base salary and employee benefits that are generally provided to employees. In addition, our executive officers, including Peter Livanos, were eligible to receive a discretionary cash incentive bonus as determined by the Company. The aggregate amount of cash compensation, including discretionary cash incentive compensation, for the year ended December 31, 2012 paid to our 2012 management, Peter Livanos, Henrik Bjerregaard, Thor Knappe, Jan Petersen, Paul Wogan and Philip Radziwill, was $3.4 million. In addition, beginning in 2013, each of our executive officers is eligible to receive equity-based compensation awards in accordance with the long term incentive plan adopted by our Board in 2013. Additional information regarding compensation paid to current and former members of management may be found in our annual report on Form 20-F, filed with the SEC on March 28, 2013.

Equity Compensation Plans

On January 8, 2013, our Board approved the 2013 Omnibus Incentive Compensation Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Company.

The Plan provides for the grant of options to purchase our common shares, stock appreciation rights, restricted stock units, deferred restricted stock units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 3,143,158 common shares under the Plan (equal to approximately 5% of the 62,863,166 common shares outstanding as of December 31, 2012), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our compensation committee, or such other committee of our Board as may be designated by our Board to administer the Plan.

We did not grant any awards under the Plan during the year ended December 31, 2012. As of March 28, 2013, our compensation committee had approved grants to our executive officers under the Plan of options to purchase our common shares and restricted stock units, with an aggregate fair value as of the grant date of €1,205,000 (which represented approximately 0.19% of the outstanding shares as of March 27, 2013, based on the closing share price as of such date of $12.91 per common share and an exchange rate of $1.2780 per €1.00).

Special Bonus

In July 2011, our Board approved the award of a special bonus of $3.8 million in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuildings (Hull Number 2016 and Hull Number 2017). The balance is payable in installments consistent with the payments due to the shipyard. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of our former Chief Executive Officer. A total amount of $1.84 million was paid during the year ended December 31, 2012 pursuant to the special bonus. As of December 31, 2012, the future obligations in respect of the special bonus amounted to $1.67 million.

Board Practices

Our Board consists of eight members. The Board may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, our largest shareholder controls a majority of our issued and outstanding common shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the Board consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. A majority of our Board qualify as independent. We have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Metherell and Somerville, with Mr. Collins serving as the committee chairman. Our Board has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. In addition, each of Messrs. Collins and Metherell qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•

the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the Board in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management departments and our compliance with legal and regulatory requirements;

•

annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•

discussing with management and the independent auditors, and making recommendations to our Board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•	meeting periodically and separately with management, our internal audit department and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit and risk committee’s written charter;

•	periodically reviewing the budget, responsibilities and organizational structure of the internal audit department;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit and risk committee by the Board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Collins, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•	making recommendations to the full Board with respect to the compensation of directors and senior management;

•	overseeing and making recommendations to the full Board with respect to any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•	handling such other matters that are specifically delegated to the compensation committee by the Board from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Somerville, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full Board, for nomination to be elected by shareholders at annual meetings and for approval of the Board to fill board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for senior management and the Chief Executive Officer’s direct reports;

•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing self-evaluations conducted by the Board and its committees and overseeing evaluations of senior management; and

•	handling such other matters that are specifically delegated to the corporate governance and nominating committee by the Board from time to time.

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Friedrich, Livanos, Papadimitriou and Somerville, with Mr. Somerville serving as the committee chairman. The HSSE committee is responsible for:

•	overseeing the Company’s top-level HSSE policies (including those relating to operational risks);

•	reviewing the Company’s HSSE policies (including those relating to operational risks) on an annual basis and recommending changes to such policies to the Company’s management team;

•	based on reports from management, evaluating the effectiveness of the Company’s systems to achieve the established HSSE policies;

•	receiving reports from management relating to any serious accidents or fatalities and reviewing recommended actions to be taken by management in connection therewith;

•	overseeing whether the Company’s HSSE policies take appropriate account of internal and external developments and expectations;

•	evaluating and overseeing the quality of reporting systems required by third parties on HSSE related matters; and

•	assessing the systems within the Company for ensuring compliance with HSSE related laws, regulations and policies.

Senior Independent Director

Mr. Friedrich, an independent director, currently serves as our senior independent director. Our senior independent director is responsible for:

•	presiding at board and shareholder meetings if the Chairman of the Board is absent;

•	meeting with the other members of the Board without the Chairman present on at least an annual basis in order to evaluate and appraise the performance of the Chairman;

•	chairing the corporate governance and nominating committee when considering succession to the role of the Chairman of the Board;

•	chairing meetings of our independent directors;

•	acting as a liaison, if required, to facilitate communication between independent directors and our Chairman, Chief Executive Officer and any member of senior management; and

•	performing such other functions as the Board may direct or request from time to time.

Corporate Governance

The Board and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogltd.com. We will also provide a paper copy of any of these documents upon the written request of a shareholder at no cost. Shareholders may direct their requests to the attention of our Head of Legal, Line Køhler Ljungdahl, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Shareholder Proposals for Annual Meeting

Our Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of shareholders. Individuals proposed as candidates for election as director by shareholders in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the corporate governance and nominating committee.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to our Head of Legal, Line Køhler Ljungdahl, at GasLog Ltd., c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2013, and the authorization of the Board, acting through the audit and risk committee, to determine the independent auditor fee.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit and risk committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013, AND FOR THE AUTHORIZATION OF THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT AND RISK COMMITTEE, TO DETERMINE THE INDEPENDENT AUDITOR FEE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Line Køhler Ljungdahl Head of Legal

April 10, 2013
Monaco